Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Nine months ended September 30, 2014

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
(Dollars in millions)	fixed charges	stock dividends

Earnings(a)	$5,063	$5,063
Plus:
Interest included in expense(b)	6,325	6,325
One-third of rental expense(c)	99	99
Adjusted "earnings"	$11,487	$11,487

Fixed charges:
Interest included in expense(b)	$6,325	$6,325
Interest capitalized	18	18
One-third of rental expense(c)	99	99
Total fixed charges	$6,442	$6,442

Ratio of earnings to fixed charges	1.78

Preferred stock dividend requirements		$161

Ratio of earnings before provision for income taxes to
earnings from continuing operations		1.01

Preferred stock dividend factor on pre-tax basis		163
Fixed charges		$6,442

Total fixed charges and preferred stock dividend requirements		$6,605

Ratio of earnings to combined fixed charges and
preferred stock dividends		1.74

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.
(70)